UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205491

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Burning Rock Biotech Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0002 per share

(Titles of Class of Securities)

G17173 108**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Burning Rock Biotech Limited (the “Issuer”). CUSIP number 12233L 107 applies to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing one Class A Ordinary Share.

CUSIP No. G17173 108	13G	Page 2 of 15

1	NAME OF REPORTING PERSON Jin Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,732,409
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,732,409
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,732,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%*
12	TYPE OF REPORTING PERSON IN

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020.

CUSIP No. G17173 108	13G	Page 3 of 15

1	NAME OF REPORTING PERSON LYFE Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,732,409
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,732,409
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,732,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 4 of 15

1	NAME OF REPORTING PERSON LYFE Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,407,712
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,407,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,407,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON PN

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 5 of 15

1	NAME OF REPORTING PERSON LYFE Capital GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,324,697
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,324,697
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%*
12	TYPE OF REPORTING PERSON PN

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 6 of 15

1	NAME OF REPORTING PERSON LYFE Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,407,712
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,407,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,407,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON PN

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 7 of 15

1	NAME OF REPORTING PERSON LYFE Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,324,697
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,324,697
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%*
12	TYPE OF REPORTING PERSON PN

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 8 of 15

1	NAME OF REPORTING PERSONS LYFE Capital Stone (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,407,712
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,407,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,407,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 9 of 15

1	NAME OF REPORTING PERSON LYFE Mount Whitney Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,597,425
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,597,425
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

Item 1(a).	Name of Issuer:

Burning Rock Biotech Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

601, 6/F, Building 3, Standard Industrial Unit 2
No. 7, Luoxuan 4th Road
International Bio Island, Guangzhou, 510005
People’s Republic of China

Item 2(a).	Name of Person Filing:

Jin Zhao
LYFE Capital Management Limited
LYFE Capital GP, L.P.
LYFE Capital GP II, L.P.
LYFE Capital Fund, L.P.
LYFE Capital Fund II, L.P.
LYFE Capital Stone (Hong Kong) Limited
LYFE Mount Whitney Limited

(each, a “Reporting Person” and, collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Suite 1804, UNITED PLAZA,
1468 Nanjing Road West, Shanghai, 200040
People’s Republic of China

Item 2(c).	Citizenship:

Hong Kong:

Jin Zhao
LYFE Capital Stone (Hong Kong) Limited
LYFE Mount Whitney Limited

Cayman Islands:

LYFE Capital Management Limited
LYFE Capital GP, L.P.
LYFE Capital GP II, L.P.
LYFE Capital Fund, L.P.
LYFE Capital Fund II, L.P.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value US$0.0002 per share

Item 2(e).	CUSIP Number:

G17173 108*

*	This CUSIP number applies to the Class A Ordinary Shares of the Issuer. CUSIP number 12233L 107 applies to the ADSs of the Issuer, each ADS representing one Class A Ordinary Share.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i) ☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k) ☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Issuer’s Class A Ordinary Shares by each of the Reporting Persons is presented as of December 31, 2020:

Reporting Person	(a) Amount beneficially owned(1):	(b) Percent of class(2):	(c) Number of shares as to which the person has:
			(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote(1)	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or direct the disposition of(1)
Jin Zhao	8,732,409	10.1%	0	8,732,409	0	8,732,409
LYFE Capital Management Limited	8,732,409	10.1%	0	8,732,409	0	8,732,409
LYFE Capital GP, L.P.	6,407,712	7.4%	0	6,407,712	0	6,407,712
LYFE Capital GP II, L.P.	2,324,697	2.7%	0	2,324,697	0	2,324,697
LYFE Capital Fund, L.P.	6,407,712	7.4%	0	6,407,712	0	6,407,712
LYFE Capital Fund II, L.P.	2,324,697	2.7%	0	2,324,697	0	2,324,697
LYFE Capital Stone (Hong Kong) Limited	6,407,712	7.4%	0	6,407,712	0	6,407,712
LYFE Mount Whitney Limited	1,597,425	1.8%	0	1,597,425	0	1,597,425

(1)

LYFE Capital Stone (Hong Kong) Limited (“LCS”), a company incorporated in Hong Kong, directly holds 6,407,712 Class A Ordinary Shares. LYFE Mount Whitney Limited (“LMW”), a company incorporated in Hong Kong, directly holds 1,597,425 Class A Ordinary Shares. LYFE Capital Fund II, L.P. (“LCF II”), a Cayman Islands exempted limited partnership, directly holds 727,272 Class A Ordinary Shares in the form of 727,272 ADSs.

LYFE Capital Fund, L.P. (“LCF”), a Cayman Islands exempted limited partnership, holds the majority of the voting rights of the shares of LCS. LYFE Capital GP, L.P. (“LCG”), a Cayman Islands exempted limited partnership, is the general partner of LCF. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of LCF and LCG may be deemed to beneficially own all of the Issuer’s shares held by LCS.

LYFE Capital Fund II, L.P. (“LCF II”), a Cayman Islands exempted limited partnership, is the managing shareholder of LMW. LYFE Capital GP II, L.P. (“LCG II”), a Cayman Islands exempted limited partnership, is the general partner of LCF II. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, LCF II may be deemed to beneficially own all of the shares held by LMW, and LCG II may be deemed to beneficially own all of the Issuer’s shares held by LMW and LCF II.

LYFE Capital Management Limited (“LCM”), a company incorporated in the Cayman Islands, is the general partner of LCG and LCG II. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, LCM may be deemed to beneficially own all of the Issuer’s shares held by LCS, LMW and LCF II.

Jin Zhao and Zhengkun Yu are the managing shareholders and directors of LCM. Jin Zhao has the sole authority with respect to any decision taken by LCM to vote, or to direct a vote, or to dispose, or direct the disposition of, the Issuer’s shares beneficially owned by LCM. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Jin Zhao may be deemed to beneficially own all of the Issuer’s shares held by LCS, LMW and LCF II.

(2)

Calculated based on the number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons as of December 31, 2020, divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

JIN ZHAO

By:	/s/ Jin Zhao
Name:	Jin Zhao

LYFE CAPITAL MANAGEMENT LIMITED

By:	/s/ Jin Zhao
Name:	Jin Zhao
Title:	Director

LYFE CAPITAL GP, L.P.
By:	LYFE Capital Management Limited, its general partner

By:	/s/ Jin Zhao
Name:	Jin Zhao
Title:	Director

LYFE CAPITAL GP II, L.P.
By:	LYFE Capital Management Limited, its general partner

By:	/s/ Jin Zhao
Name:	Jin Zhao
Title:	Director

LYFE CAPITAL FUND, L.P.
By:	LYFE Capital GP, L.P., its general partner
By:	LYFE Capital Management Limited, its general partner

By:	/s/ Jin Zhao
Name:	Jin Zhao
Title:	Director

LYFE CAPITAL FUND II, L.P.
By:	LYFE Capital GP II, L.P., its general partner
By:	LYFE Capital Management Limited, its general partner

By:	/s/ Jin Zhao
Name:	Jin Zhao
Title:	Director

LYFE CAPITAL STONE (HONG KONG) LIMITED

By:	/s/ Jin Zhao
Name:	Jin Zhao
Title:	Director

LYFE MOUNT WHITNEY LIMITED

By:	/s/ Jin Zhao
Name:	Jin Zhao
Title:	Director